EXHIBIT “G”

METALLICA RESOURCES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of the shareholders of Metallica Resources Inc. (the “Corporation”) will be held at The Ontario Club, 5th Floor, Commerce Court South, Toronto, Ontario, on Thursday, the 10th day of June, 2004, at the hour of 4:00 o’clock in the afternoon (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2003, together with the report of the auditors thereon;

2.	To elect directors;

3.	To appoint auditors and to authorize the directors to fix their remuneration; and

4.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the financial statements of the Corporation noted above.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED as of the 28th day of April, 2004.

By Order of the Board
/s/ Richard J. Hall
Richard J. Hall
President and Chief Executive Officer